FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item
1	Translation of letter to the Buenos Aires Stock Exchange dated July 17, 2012

Item 1

TRANSLATION

Autonomous City of Buenos Aires, July 17, 2012

To the
Bolsa de Comercio de Buenos Aires
 (Buenos Aires Stock Exchange)

Ref.: General Ordinary Shareholders' Meeting
 of YPF S.A. of July 17, 2012. Financial
 Statements as of 12/31/2011. Assignment of
 profits

The purpose of this letter is to comply with the requirements of Article 75 of the Buenos Aires Stock Exchange Regulations.

I hereby inform you that the General Ordinary Shareholders' Meeting of YPF S.A., at its meeting held on July 17, 2012, approved by a majority vote of the shareholders who attended the meeting the decisions set forth below concerning the assignment of profits corresponding to the Fiscal Year N° 35, ended on December 31, 2011:
(i) to transfer 1,057 million pesos included in the account ‘Reserve for future dividends’, which were not distributed, to the account ‘Unappropriated retained earnings’, which together with the 2011 fiscal year earnings total 6,353 million pesos; (ii) to assign the amount of 299 million pesos to meet the National Securities Commission (CNV) requirements concerning the distribution of profits in connection with deferred negative earnings, which will be treated in accordance with accounting rules, (iii) to create a reserve for investments of 5,751 million pesos in accordance with article 70, third paragraph of Law No. 19,550 of Corporations (T. O. 1984) as amended, and (iv) to create a reserve for dividend payments of 303 million pesos and authorizing the board of directors to determine the pertinent time for distributions within the current fiscal year.

Yours faithfully,

Gabriel E. Abalos
Market relations officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: July 18, 2012	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer